UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission File Number: 000-21835

_____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN HYDRAULICS CORPORATION

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017 AND 2016

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Supplemental Schedules
Schedule of Assets (Held at End of Year)	9
Schedule of Reportable Transactions	10

Signature	11

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 and schedule of reportable transactions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2016.

Tampa, Florida

June 28, 2018

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets
Investments at fair value
Money market funds and cash	$8,574,673	$7,176,646
Mutual funds	58,105,658	48,727,248
Common stock	791,949	580,550
Sponsor company common stock, non-participant directed	26,031,129	18,407,464
Total investments at fair value	93,503,409	74,891,908
Receivables
Employer contribution-sponsor company common stock	—	600,424
Employer contribution-cash	74,752	—
Participant contribution	113,794	—
Notes receivable from participants including interest	2,611,751	2,683,827
Total receivables	2,800,297	3,284,251
Liabilities
Other liabilities	2,649	—
Net assets available for benefits	$96,301,057	$78,176,159

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$17,451,654
Interest and dividends	2,408,985
Total investment income	19,860,639

Interest income on notes receivable from participants	133,490

Contributions
Participant	2,428,068
Employer-cash	1,633,690
Rollovers	393,724
Total contributions	4,455,482
Total additions	24,449,611
Deductions from net assets attributed to:
Benefits paid to participants	6,268,365
Administrative expenses	56,348
Total deductions	6,324,713
Net increase	18,124,898
Net assets available for benefits
Beginning of the year	78,176,159
End of the year	$96,301,057

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

1.Description of Plan

The following description of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan became effective January 1, 1979. The Plan is a defined contribution 401(k) plan covering employees of its sponsor, Sun Hydraulics Corporation (“Corporation”), who have completed three months of employment and reached the age of 18. Employees are automatically enrolled in the Plan effective on the first day of each calendar quarter following their third month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation may contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. The ESOP is a non-participant directed investment as the Corporation makes all contributions to the fund.

On April 1, 2016, the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan was amended related to High Country Tek, Inc. ("HCT"), a wholly-owned subsidiary of Sun Hydraulics Corporation, located in Nevada City, California. The amendment authorized employer matching contributions and discretionary profit sharing contributions to be made for HCT employees effective April 1, 2016. On December 29, 2017, HCT merged with Enovation Controls, a wholly owned subsidiary of Sun Hydraulics Corporation, and their employees were removed from the Plan.

On September 4, 2017, the Plan amended its rules regarding financial hardship withdrawals to temporarily permit additional distributions to aid participants in recovering from Hurricane Irma. The rules follow guidance issued by the Internal Revenue Service and apply from September 4, 2017 until January 31, 2018.

The sponsor company common stock fund is a share-based stock fund. At December 31, 2017, the fund held 402,398 shares of Sun Hydraulics Corporation common stock with a price of $64.69 per share as of such date. At December 31, 2016, the fund held 460,532 shares of Sun Hydraulics Corporation common stock with a price of $39.97 per share as of such date.

The Plan is administered by the Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Corporation's Board of Directors retains authority. The Committee is composed of five employees of the Corporation appointed by the Corporation’s Board of Directors. Charles Schwab Bank (formerly known as Charles Schwab Trust Company) (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and Internet exchange features of the Plan.

Contributions

Eligible employees are automatically enrolled in the Plan at 3% of eligible compensation. The automatic enrollment deferral rate increases over time, up to 6% of compensation, based on years of service. Employees can elect not to defer compensation, or change their deferral rate at any time. Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their eligible compensation, not to exceed statutory limits. Pre-tax contributions, of up to 6% of the employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Additional contributions may be made by the Corporation on a discretionary basis. During 2017, no additional contributions were made. During 2016, the Corporation contributed $600,424 to the ESOP in the form of company stock. The contributions in 2016 are shown as a contribution receivable for that plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in employer matching contributions and discretionary employer ESOP contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination, retirement or upon reaching the normal retirement age. Benefits are paid to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in one (1) percent increments, in the investment options provided by the Plan. Initial investments in sponsor company common stock is not a participant directed investment option. Participants may divest investments in sponsor company common stock immediately upon receipt.

Notes Receivable From Participants

A participant may receive a loan based on the loan program set forth by the Plan. The minimum loan is $1,000 and the maximum is $50,000, not to exceed 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, as defined by the Plan. Current loans bear interest at a rate of 5.25% - 6.50%. Notes receivable from participants are presented at cost plus accrued interest. Interest income is recorded when earned. Principal and interest are paid through payroll deductions over a maximum of five (5) years. A participant can have only one loan outstanding at one time.

Plan Expenses

The Plan pays the account administrative service fee from income earned by the Plan. The Corporation pays the legal and accounting fees, and other expenses on behalf of the Plan.

Forfeitures

At December 31, 2017 and 2016, forfeited nonvested accounts totaled $5,029 and $9,246, respectively. Forfeited account balances revert back to the Plan and are used to pay reasonable administrative expenses of the Plan; any excess will be used to reduce the employer’s matching contributions.  Forfeitures in the amount of $42,560 were utilized during 2017 to pay Plan expenses.

2.Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the Trustee. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized when earned.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, net appreciation (depreciation) in fair value of its investments consisting of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

3.Fair Value Measurements

The Plan applies fair value accounting guidelines for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e. an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common stocks

Sun Hydraulics Corporation common stock and common stocks held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1.

Money market funds

Money market funds and money market funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.

Mutual funds

Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.

As of December 31, 2017, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/17 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2017	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$26,031,129	$26,031,129	—	—
Money market funds	8,317,234	8,317,234	—	—
Mutual funds	57,904,881	57,904,881	—	—
Self directed brokerage accounts	1,250,165	1,250,165	—	—
	$93,503,409	$93,503,409	—	—

As of December 31, 2016, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/16 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2016	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$18,407,464	$18,407,464	—	—
Money market funds	6,743,612	6,743,612	—	—
Mutual funds	48,479,725	48,479,725	—	—
Self directed brokerage accounts	1,261,107	1,261,107	—	—
	$74,891,908	$74,891,908	—	—

4.Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2017	2016
Net assets:
Sponsor company common stock, including contributions receivable	$26,031,129	$19,007,888

Changes in net assets:
Contributions	$—
Net appreciation	10,665,971
Benefits paid to participants	(1,538,911)
Administrative expenses	(12,971)
Loans taken	(397,012)
Forfeitures	(16,379)
Transfers to participant directed investments	(1,677,457)
$7,023,241

5.Tax Status of the Plan

The Internal Revenue Service has determined and informed the Corporation by letter dated November 4, 2013, that the Plan and related trust is qualified under applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Corporation believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements, and no interest or penalty expense was recognized related to uncertain tax positions for the year ended December 31, 2017. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

6.Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

7.Related Party Transactions

Certain Plan investments are shares of mutual funds, money market funds, self-directed brokerage accounts and cash managed by the Trustee, notes receivable from participants and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest.

8.Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market value
*	Schwab Value Advantage Money Ultra	Money Market Fund	#	8,316,691
*	Schwab Government Money Fund	Money Market Fund	#	543
	American Beacon Large Cap Value Inv	Mutual Fund	#	3,004,619
	Columbia Mid Cap Index Inst	Mutual Fund	#	3,735,677
	Columbia Small Cap Index Inst	Mutual Fund	#	1,746,226
	First Eagle Overseas A	Mutual Fund	#	1,310,862
	JPMorgan Core Bond I	Mutual Fund	#	3,882,716
	Loomis Sayles Small Cap Value Retail	Mutual Fund	#	2,399,690
	Manning & Napier World Oppty S	Mutual Fund	#	2,893,640
	Morgan Stanley Mid Cap Grth A	Mutual Fund	#	536,888
	Oppenheimer Developing Mkts Y	Mutual Fund	#	1,368,167
*	Schwab S&P 500 Index Fund	Mutual Fund	#	9,744,924
	T Rowe Price Blue Chip	Mutual Fund	#	6,781,729
	Vanguard Inflation Protection Adm	Mutual Fund	#	1,487,835
	Vanguard Target Retirement 2020	Mutual Fund	#	9,102,124
	Vanguard Target Retirement 2030	Mutual Fund	#	5,204,568
	Vanguard Target Retirement 2040	Mutual Fund	#	2,338,622
	Vanguard Target Retirement 2050	Mutual Fund	#	1,659,514
	Vanguard Target Retirement 2060	Mutual Fund	#	334,157
	Vanguard Target Retirement Income	Mutual Fund	#	372,923
*	Personal Choice Retirement Account	Self Directed Brokerage Account	#	1,250,165
**	Sun Hydraulics Corporation Common Stock	Common Stock	$10,828,293	26,031,129
*	Notes receivable from participants	Various maturity dates with interest at 5.25% - 6.50%	#	2,611,751

	Total		$10,828,293	$96,115,160

*	Represents a party-in-interest to the Plan.
**	Represents both a party-in-interest to the Plan and a non-participant directed fund.
#	Investments are participant-directed and, therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 2017

Information furnished pursuant to item 4j, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
	Series of Transactions:
*	Charles Schwab Bank	Sun Hydraulics Common Stock	$813,831	$—	$813,831	$813,831	$—
*	Charles Schwab Bank	Sun Hydraulics Common Stock	—	3,686,519	3,151,985	3,686,519	534,534

*	Represents a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Hydraulics Corporation 401(K) and ESOP Retirement Plan

June 28, 2018	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer (Principal
Financial and Accounting Officer)